Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The following communication was made available by Marcelo Claure, Executive Chairman of Sprint, on Twitter:

Tweet: Thank you for your support, @GovLauraKelly. You’re right - @Sprint’s #Kansas roots are deep, and the pending merger between @Sprint & @TMobile will not only benefit your state, but consumers across the country with nationwide #5G. [Investor info: https://sprint.co/2Fsh2CL ]

Tweet: ITS EASY TO SEE WHY @VERIZON CANNOT BUILD A 5G NETWORK AND ONLY THE COMBO OF @SPRINT AND@TMOBILE CAN BUILD TRUE 5G “Moffett did research on Verizon’s fixed wireless, addresses to check to see if service wa […]”

Moffett did fantastic research on Verizon’s fixed wireless. Using public records from Sacramento, they identified the location of VZ’s small cells. Then using VZ’s website, they manually input 45K (!) addresses to check to see if service was available or currently subscribed.

First, the most important point about overbuilding in general:

“One of the touchstones of telecommunications is that overbuilding wired networks almost never works”

One of the touchstones of telecommunications analysis is that overbuilding wired networks almost never works.

Put simply, the cost of building a second network is so high that its builder simply can’t earn a passable return based on the market share available to a second player. Virtually every overbuilder, from telephone companies to competitive cable companies to municipalities, has learned this lesson the hard way; almost all such efforts have ended in bankruptcy.1 Verizon’s own FiOS network was an economic failure; there is no longer any debate about whether FiOS did or didn’t earn its cost of capital. It didn’t, and it wasn’t close.

Verizon’s 5G fixed wireless broadband initiative hopes to change all that, for two reasons. First, their FWBB business will leverage investments that Verizon argues they will need to make anyway to support their wireless network. And second, Verizon argues that it will be cheaper to connect homes wirelessly than it is to connect them with fiber, making it economic to deploy FWBB in markets where fiber-to-the-home hasn’t been economically justifiable.

While these are certainly cogent arguments, important questions remain.

For example, can Verizon really leverage the same investments for mobility and fixed wireless? The places where Verizon most needs to density its wireless network (to add capacity for mobility) are generally dense urban markets. By and large, that’s not where the residential broadband opportunity is; it is instead mostly in the suburban ring.

And is wireless broadband really cheaper to deploy than fiber-to-the-home? The cost advantage in building a fixed wireless broadband network is in the so-called “drop” (the link between a network node and a house). Is there a risk that costs elsewhere in the network offset this advantage?

And does fixed wireless broadband really enable Verizon to compete with fixed cable networks in markets not already overbuilt by fiber? Like every other network, the economics of fixed wireless broadband depend on density, all the more so because Verizon is using millimeter wave spectrum, which propagates only short distances, as the basis of its offering. Small radius cells require high density markets lest each cell serve too few homes to justify the cost of deployment. But as it happens, those are precisely the same markets that have already been overbuilt by fiber in the past.

[1]

Obviously, the two largest overbuilders, Verizon and AT&T, haven’t declared bankruptcy. Were their fiber overbuilds standalone businesses, however, they arguably would have had to, notwithstanding all of the obvious advantages the two largest telecommunications companies in America have brought to their past overbuilds.

Now the actual results. Only 6% of addresses were eligible to receive fixed wireless service, with some zip codes as high as 18%. Of those eligible addresses, only 3% had taken service, although this is arguably less meaningful at this point than the eligibility.

The most important takeaway is why eligibility is so low, and it has to do with distance from the small cells. Eligibility rapidly declines as you move away from the small cells. By 400 feet, less than 50% of addresses were eligible, and by 700 feet almost no addresses were.

Verizon has talked about distances as great as 1900 feet. But so far, in one real world environment, that is not happening. The implication for coverage, and therefore costs, are important. Were these results indicative, VZ would need over 1M small cells to cover 30% of the US.

Recall that Verizon has indicated in various analyst meetings that they are seeing distances of up to 1,900 feet. That may, in fact, be accurate (that is, there may, in fact, be some homes that are 1,900 feet away from the nearest small cell and are deemed eligible). But, as the fall-off in eligibility shows, that’s not precisely what matters. What matters is the percentage of homes within a given distance that can get service.

The difference between an effective 700 foot radius and an effective 1,900 foot radius is larger than it sounds. Remember, what matters here is area, not linear distance. A 2.7x difference in radius (700 feet versus 1,900 feet) means a 7.4x difference in number of cell sites required to cover a given area (2.72). To state the obvious, a 7x difference in the capital required to access the same revenue opportunity matters.

But even that isn’t all that helpful. Defining the “radius” of a cell site is impossible when one views radius probabilistically. We concede that we (and, we suspect, many others) will have conceptualized cell radius as binary’; a home is either in it (served) or not in it (not served). In fact, that’s not far from true when working with lower frequency spectrum bands. But with millimeter wave spectrum, that’s not close to the reality.

And given this reality, there is simply no such thing as “optimal spacing.” It is this that makes it so hard to envision scaling this enterprise.

As we note repeatedly in this report, Verizon has indicated that the area around each small cell in which homes are deemed “eligible” for Verizon’s 5G Home service is intentionally conservative. The actual area may expand in the future. On the other hand, it is also important to remember that not all homes deemed eligible by the company’s website can actually get 5G Home service. They must be individually qualified by an onsite technician to confirm access. (Verizon has indicated that they expect to move to a self-install model, where customers test final signal availability themselves, in the future.)

Perhaps a simpler way to think about this is to observe that each small cell currently serves an area that encompasses 27 eligible homes, on average.

It would be cheeky to suggest that, at 27 homes per cell, it would take something like 5.1 million small cells to bring FWBB to all of America – in fact, the number would actually be higher, since our sample is based on a relatively dense urban test market – or even that it would take 1.1 million to cover the 30M homes Verizon has indicated is their addressable market, but... well, the numbers are the numbers.

It is well known FiOS was value destructive. So the idea behind fixed wireless is it is “cheaper” to deploy than fiber. But that is almost certainly not going to hold true if the eligibility per drop is so low. And this assumes a massively higher take rate than seems reasonable.

In a fiber to the home (FTTH) network, a typical assumption for passing cost (that is, cost per home passed) is about $1,000. A typical assumption for the cost of the connection is around $7005

A common mistake is to simply add these costs together and assume that the relevant cost per home is therefore $1,700. That’s not correct.

One must first consider penetration. A typical assumption for an FTTH network is that it will eventually achieve 50% penetration. The cost per home passed must therefore be divided by the penetration rate ($1,000 ÷ 50% = $2,000) to arrive at a passing cost per connected home. Only then can the cost of the connection, or “drop,” be added to arrive at a total cost. In this example, the total cost per connected home is $2,700.

Now consider a fixed wireless broadband network where the cost of the drop might eventually fall to as low as S200 (for receiving equipment and installation, where required).6 That’s clearly better than the $700 that is typical for an FTTH network.

But what of penetration rate?

The passing cost in a FWBB network – in this case, the cost to bring fiber to the telephone pole, or street light, or purpose-built mast – is largely the same as the cost to pass for an FTTH network (up to that point, the networks are similar).

But if only half of homes are even eligible for service, due to obstructions, distance, etc., and half of those take the service, then the eventual penetration rate will reach just 25%. By the same math as above, the cost per home passed must be divided by the penetration rate. In this case, that’s $1,000 ÷ 25% = $4,000, to arrive at a passing cost per connected home. The cost of connection, or “drop,” now just $200 for illustration, can be added to arrive at a total cost. In this example, the total cost per connected home would be $4,200.

That’s 55% higher than the typical FTTH network example above.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2018 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.